Exhibit 99.2

AMERICAN ROBOTICS, INC.
Financial Statements
March 31, 2021 and 2020

American Robotics, Inc.
Table of Contents
March 31, 2021 and 2020

Financial Statements

Balance Sheets	1

Statements of Operations	2

Statements of Changes in Stockholders’ Deficit	3

Statements of Cash Flows	4

Notes to Financial Statements	5-13

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American Robotics, Inc.

Balance Sheets

	March 31, 2021 (Unaudited)	December 31, 2020 (Unaudited)
Assets
Current assets
Cash and cash equivalents	$725,483	$1,056,290
Accounts receivable	5,643	5,643
Total current assets	731,126	1,061,933

Property and equipment, net	156,146	69,683
Security deposit	24,166	24,166
Right-of-Use Asset	501,589	543,804

Total assets	$1,413,027	$1,699,586

Liabilities and Stockholders’ Deficit

Current liabilities
Accounts payable	$305,268	$330,004
Deferred revenue	77,500	77,500
Accrued interest	212,999	172,574
Current portion of operating lease liability	173,014	170,361
Total current liabilities	768,781	750,439

Long-term liabilities
Operating lease liability, net of current portion	346,025	390,215
Convertible notes	2,200,000	1,950,000
Convertible notes, related party	525,000	525,000
Total long-term liabilities	3,071,025	2,865,215

Commitments & contingencies (Note 4)	-	-

Stockholders’ deficit
Common stock, $0.0001 par value, 10,000,000 shares authorized,
2,155,965 shares issued and outstanding as of March 31, 2021 and December 31, 2020, respectively	215	215
Additional paid-in capital	7,461,515	7,444,426
Subscription receivable	(2,541)	(2,541)
Accumulated deficit	(9,885,968)	(9,358,168)
Total stockholders’ deficit	(2,426,779)	(1,916,068)

Total liabilities and stockholders’ deficit	$1,413,027	$1,699,586

The Notes to Financial Statements are an integral part of these statements.

American Robotics, Inc.

Statements of Operations

Periods Ending March 31, 2021 and 2020

	March 31, 2021 (Unaudited)	March 31, 2020 (Unaudited)

Revenue	$50,000	$-

Operating expenses
General and administrative expenses	617,291	582,539
Research and development	145,114	119,585
Selling and marketing	10,659	2,816
	773,064	704,940

Loss from operations	(723,064)	(704,940)

Other income (expense)
Grant income	235,846	-
Interest expense	(40,582)	(29,255)
Interest income	-	21
	195,264	(29,234)

Net loss	$(527,800)	$(734,174)

The Notes to Financial Statements are an integral part of these statements.

American Robotics, Inc.

Statements of Changes in Stockholders’ Deficit

Periods Ending March 31, 2021 and 2020 (Unaudited)

	Common Stock		Additional Paid-in	Accumulated	Subscription	Total Stockholders’
	Shares	Amount	Capital	Deficit	Receivable	Deficit

Balance, January 1, 2020	1,962,632	$196	$5,775,116	$(6,910,516)	$(2,541)	$(1,137,745)

Stock-based compensation	-	-	16,297	-		16,297

Exercise of stock options	-	-	-	-	-	-

Issuance of common stock	50,000	5	499,995	-	-	500,000

Net loss	-	-	-	(734,174)	-	(734,174)

Balance, March 31, 2020	2,012,632	201	6,291,408	(7,644,690)	(2,541)	(1,355,622)

Balance, December 31, 2020	2,155,965	215	7,444,426	(9,358,168)	(2,541)	(1,916,068)

Stock-based compensation	-	-	17,089	-	-	17,089

Net loss	-	-	-	(527,800)	-	(527,800)

Balance, March 31, 2021	2,155,965	$215	$7,461,515	$(9,885,968)	$(2,541)	$(2,426,779)

The Notes to Financial Statements are an integral part of these statements.

American Robotics, Inc.

Statements of Cash Flows

Periods Three Months Ended March 31, 2021 and 2020

	March 31, 2021 (Unaudited)	March 31, 2020 (Unaudited)
Operating activities
Net loss	$(527,800)	$(734,174)
Adjustments to net loss:
Depreciation expense	3,537	3,537
Stock-based compensation	17,089	16,297
Difference in ROU and lease liability change	678	2,005
Changes in operating assets/liabilities:
Accounts receivable, net	-	-
Security deposits	-	-
Accounts payable	(24,736)	(36,284)
Accrued expenses and interest	40,425	29,255
Deferred revenue	-	10,000
Net cash used in operating activities	(490,807)	(709,367)

Investing activities

Purchase of property and equipment	(90,000)	(6,770)
Net cash provided by investing activities	(90,000)	(6,770)

Financing activities

Proceeds from issuance of common stock	-	500,000
Proceeds from issuance of convertible notes	250,000	300,000
Net cash provided by financing activities	250,000	800,000

Net change in cash and cash equivalents	(330,807)	83,866

Cash and cash equivalents

Beginning of period	1,056,290	854,364
End of period	$725,483	$938,230

Supplemental Information:

Interest paid	$-	$-
Income Taxes	$-	$-

The Notes to Financial Statements are an integral part of these statements.

American Robotics, Inc.

Notes to Financial Statements

March 31, 2021 and 2020

1.	ORGANIZATION AND DESCRIPTION OF BUSINESS

Nature of Business

American Robotics, Inc. (the “Company”) was incorporated on October 13, 2016 in Delaware, and is a developer of specialized drone technology. The Company manufactures an autonomous remote sensing drone solution consisting of a custom-designed drone and proprietary base station, the American Robotics Scout system, for use primarily in the agriculture industry. The Company was principally in the research and development phase and has commenced sales as it continues to build and enhance its product as it brings it to market.

Going Concern Uncertainty

The Company’s financial statements have been prepared assuming the Company will continue as a going concern. The Company has stockholders’ deficit of approximately $2.4 million as of March 31, 2021 and incurred a loss from operations of approximately $0.5 million and used approximately $0.5 million in cash for operating activities during the period ended March 31, 2021 raising substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in response to this are to start commercial drone sales as well as reducing costs as needed and working towards raising additional capital through issuance of common stock or other financing to obtain the necessary funding and sustain operations.

The Company’s ability to fund operations and capital expenditures in the future will be dependent on its ability to achieve its plan objectives. However, there can be no assurance that the Company will be able to achieve its strategic initiatives or obtain additional funding in the future. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of the Company is presented to assist in understanding the Company’s financial statements. These accounting policies have been consistently applied in the preparation of the financial statements.

Basis of Presentation

The accompanying financial statements of the Company are presented in U.S. dollars in conformity with accounting principles generally accepted in the United States of America (“GAAP”).

Cash and Cash Equivalents

The Company considers cash equivalents to be only those investments which are highly liquid, readily convertible to cash, and have a maturity date of ninety days or less from the date of purchase. The Company considers balances held in money market accounts to be cash equivalents. The Company maintains its cash in bank deposit accounts which at times, may exceed federally insured limits. The Company has not experienced any losses in these accounts and does not believe it is exposed to any significant credit risk on cash and cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of certain assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant estimates include depreciation and stock-based compensation. Actual results could differ from those amounts.

American Robotics, Inc.

Notes to Financial Statements

March 31, 2021 and 2020

Property and Equipment

Property and equipment are recorded at cost less accumulated depreciation. Maintenance and repairs are charged to expenses as incurred; major renewals and betterments are capitalized. Depreciation expense is computed on the straight-line method based on the assets’ estimated useful lives as follows:

Description	Estimated Life (Years)

Leasehold improvements	6-15
Furniture and fixtures	7
Computer equipment	5

Income Taxes

Income taxes are accounted for in accordance with the provisions of the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification Topic 740, Accounting for Income Taxes. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statement carrying amounts of existing assets and liabilities and their tax bases. The differences are measured using enacted tax rates expected to be applied to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amounts expected to be realized.

The pronouncement dealing with uncertain tax positions clarifies the accounting for uncertainty in income taxes recognized in the Company’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. The pronouncement also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, and disclosure and transition. The Company had no uncertain tax positions for the years ended December 31, 2020 and 2019, respectively. Further, there were no tax related interest or penalties included in the financial statements.

Revenue Recognition

In May 2014, the FASB issued Accounting Standards Update (“ASU”) 2014-09, Revenue from Contracts with Customers (Topic 606). This new standard replaces all previous accounting guidance on this topic and eliminates all industry-specific guidance. The new revenue recognition guidance provides a unified model to determine how revenue is recognized. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. In doing so, companies need to use more judgment and make more estimates than under prior guidance. Judgments include identifying performance obligations in the contract, estimating the amount of consideration to include in the transaction price, and allocating the transaction price to each performance obligation.

American Robotics, Inc.

Notes to Financial Statements

March 31, 2021 and 2020

In determining the appropriate amount of revenue to be recognized as it fulfills its obligations under its agreements, the Company performs the following steps: (i) identify contracts with customers; (ii) identify performance obligations; (iii) determine the transaction price; (iv) allocation of the transaction price to the performance obligations; and (v) recognition of revenue when (or as) the Company satisfies each performance obligation.

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account in Topic 606. The Company’s performance obligations include deployment of its Scout aerial drone system to the customer and recurring subscription license to the Company’s ScoutBase and ScoutView drone support products.

The Company recognizes revenue upon deployment and delivery of its Scout aerial drone system as the customer then has access to the product. Upon delivery, the Company has an ongoing performance obligation to provide a subscription license to the customer during the life of the contract. Subscription license revenue is recognized ratably over the term of the applicable contract once the product has been delivered. It is expected that the Company will begin delivery and performance on customer contracts in the second quarter of 2021.

Subscription Revenue

The Company leases the use of its Scout aerial drone system which includes access to its ScoutBase and ScoutView drone support products, pursuant to contractual obligations. The Company recognizes revenue ratably over the life of the contract as the services are transferred to the customer. Subscription revenue amounted to $50,000 and $0 for the periods ended March 31, 2021 and 2020, respectively.

Deferred Revenue

If a customer pays consideration before the Company transfers goods or services, the amount of consideration is presented as deferred revenue. The amount of deferred revenue will increase or decrease based upon the timing of invoices and collections and recognition of revenues. As of March 31, 2021 and 2020, deferred revenue amounted to $77,500 and $10,000, respectively.

General and Administrative

General and administrative expenses primarily include salaries and wages, professional services, travel, meals and entertainment, and rent expense.

Selling and Marketing

Selling and marketing expense is primarily made up of trade show fees, advertising costs, and promotional fees. The Company expenses advertising costs as incurred. For the periods ended March 31, 2021 and, 2020, advertising expense charged to operations totaled $10,659 and $2,816, respectively, and is included in selling and marketing expense in the statements of operations.

Research and Development

Costs incurred for research and product development are expensed as incurred. Research and development costs consist primarily of engineering services and parts and materials during the product development phase. The Company recognizes research and development expenses in the period in which it becomes obligated to incur such costs.

American Robotics, Inc.

Notes to Financial Statements

March 31, 2021 and 2020

Stock-Based Compensation

Stock-based compensation cost is estimated at the grant date based on the fair value of the award and is recognized as expense, ratably over the vesting period of the award. In addition, the pronouncement dealing with stock-based compensation requires additional accounting related to the income tax effects and disclosures regarding the cash flow effects resulting from stock-based payment arrangements. Calculating stock-based compensation expense requires the input of highly subjective assumptions, including the expected term of the stock-based awards, volatility, dividend yield, and risk-free rates.

The assumptions used in calculating the fair value of stock-based awards represent the Company’s best estimates, but these estimates involve inherent uncertainties and the application of management judgement. As a result, if factors change and the Company uses different assumptions, its stock-based compensation could be materially different in the future.

Pending Accounting Pronouncement

There were various other accounting standards and interpretations issued recently, none of which are expected to have a material impact on the Company’s financial position, operations, or cash flows. Management has evaluated these new pronouncements through May 21, 2021.

3.	PROPERTY AND EQUIPMENT

Property and equipment consist of the following as of March 31, 2021 and December 31, 2020:	March 31,	December 31,
	2021	2020

Computer equipment	$20,347	$20,347
Leasehold improvements	7,522	7,522
Furniture and fixtures	165,898	75,898
	193,767	103,767
Accumulated depreciation	(37,621)	(34,084)
	$156,146	$69,683

Depreciation expense charged to operations for the periods ended March 31, 2021 and 2020 amounted to $3,537 and $3,537, respectively.

4.	COMMITMENTS

In March 2018, the Company entered into a 70-month lease for 62,621 square feet of office space for the Company’s corporate office in Marlborough, Massachusetts. Subsequently, in June 2018 this lease was amended to include an additional 10,450 square feet of office space. A right-of-use asset and operating lease liability has been recorded with the adoption of Topic 842, pertaining to this office lease. As this lease does not provide an implicit interest rate, the Company calculated a 3% interest rate based on the annual increase in rent to determine the lease liability. Operating lease expense is recognized on a straight-line basis over the lease term. Operating lease expense was $41,537 and $39,003 for the periods ended March 31, 2021 and 2020, respectively.

American Robotics, Inc.

Notes to Financial Statements

March 31, 2021 and 2020

The future minimum lease payments relating to these commitments are as follows:

2021	$139,220
2022	190,401
2023	196,117
2024	16,624
$542,362

Rent expense for the periods ended March 31, 2021 and 2020 was $66,739 and $75,786, respectively.

The Company has entered into an agreement with an unrelated third party to assist in the development of its product. In connection with this agreement, the Company has agreed to pay $1,000,000 for the development assistance, of which $800,000 was incurred and paid in 2019, with the remaining $200,000 incurred and paid in 2020. Such amounts are included in research and development expenses on the statements of operations.

Additionally, the Company has agreed to make royalty installment payments to such party totaling $1,000,000 commencing upon the first sale of the product and continuing over a period of 3 1/2 years. The installment payments are to be made in 5 equal amounts of $200,000 at certain defined intervals as follows: date of the first sale, 6 months, 18 months, 30 months, 42 months. As of March 31, 2021, no sales of this product have occurred.

5.	CONVERTIBLE NOTES

During March 31, 2021 and 2020, the Company issued convertible notes totaling $250,000 and $300,000, respectively, bearing interest at 6% per annum. As of March 31, 2021 and 2020, the convertible notes payable balance consisted of principal outstanding of $2,725,000 and $2,025,000 and accrued interest of $212,999 and $76,593, respectively. Unless converted, these notes will automatically mature and be fully payable, including accrued interest, on dates ranging from January 31,2023 to February 3, 2024.

In the event of a qualified financing, the outstanding principal and accrued interest will convert into Qualified Financing securities at a conversion price equal to 80% of the price per share of Qualified Financing Shares paid by other investors or in some cases the lesser of (i) the aforementioned conversion price or (ii) the price per share equal to the Target Valuation at the time of conversion as defined in the underlying agreement divided by the aggregate number of outstanding shares of the Company’s common stock immediately prior to the initial close of the Qualified Financing. Qualified Financing securities consist of shares of the same class and series of stock issued to other investors in the Qualified Financing. A Qualified Financing is defined as an issuance of shares with immediately available proceeds of not less than $5 million, of which not less than 50% is funded by a professional venture capital firm or strategic advisor.

In the event of a Significant Transaction as defined by the underlying agreements, all convertible notes shall be surrendered for shares of common stock of the Company for a conversion price per share equal to the Company’s Target Valuation at the time of conversion as defined in the underlying agreement divided by the aggregate number of outstanding shares of the Company’s common stock. A significant transaction is defined as the sale or disposition of all or substantially all of the Company’s property or business or a merger or consolidation with another entity, whereby the stockholders of the Company prior to the merger or consolidation do not retain a 50% or greater ownership interest.

American Robotics, Inc.

Notes to Financial Statements

March 31, 2021 and 2020

If the notes are not converted into equity pursuant to a qualified financing or significant transaction defined above, the notes, at the option of the holder, may be converted into shares of common stock of the Company at maturity. The conversion price shall be equal to the Target Valuation at the time of conversion as defined in the underlying agreement divided by the aggregate number of outstanding shares of the Company’s common stock immediately prior to conversion.

Convertible notes, as disclosed above, issued to related parties totaled $-0- and $50,000 during the periods ended March 31, 2021 and 2020, respectively.

6.	STOCKHOLDERS’ EQUITY

During the three months ended March 31, 2021 and 2020, no share issuance occurred.

7.	STOCK-BASED COMPENSATION

The Company has a stock-based compensation plan (the “Plan”) for certain employees and officers.

Option terms are expected to be 7.5 years, and the vesting terms vary depending on the option holder. As of March 31, 2021, the maximum number of shares available for issuance to participants under the Plan was 250,000.

The fair value of each option is estimated on the date of grant using the Black-Scholes option valuation model based on the assumptions noted in the table below. The expected terms of options represent the period that the Company’s stock-based awards are expected to be outstanding.

The risk-free interest rate for periods related to the expected life of the options is based on the U.S. Treasury yield curve in effect at the time of the grant. The expected volatility is based on volatilities noted by similar public companies. The expected dividend yield is zero, as the Company does not anticipate paying dividends in the near future.

Stock-based compensation expense recognized during the three months ended March 31, 2021 and 2020 was $17,089 and $16,297, respectively. As of March 31, 2021 and 2020, the total unrecognized stock-based compensation balance for unvested options was $190,441 and $259,434, respectively, which is expected to be recognized ratably through October 2025.

The following valuation assumptions were used to determine stock-based compensation for the three - month periods ended March 31, 2021 and 2020:

Expected term	7.5
Volatility	96%
Risk-free interest rate	0.87%
Dividend yield	-0-%

American Robotics, Inc.

Notes to Financial Statements

March 31, 2021 and 2020

The following table summarizes stock option activity for the three-month periods ended March 31, 2021 and 2020:

	Number of Options Outstanding	Weighted Average Exercise Price per Share	Aggregate Intrinsic Value
Balance at December 31, 2019	172,349	$3.62	$-
Options granted	-	$-	$-
Options exercised	-	$-	$-
Options cancelled or forfeited	(945)	$(3.56)	$-
Options expired	-	$-	$-
Balance at March 31, 2020	171,404	$3.66	$-
Balance at December 31, 2020	174,803	$4.37	$-
Options granted	-	$-	$-
Options exercised	(13,000)	$(3.56)	$-
Options forfeited	(17,500)	$(3.56)	$-
Options expired	-	$-	$-
Balance at March 31, 2021	144,303	$6.04	$-

8.	INCOME TAXES

The Company’s estimated interim deferred income tax assets as of March 31, 2021 and 2020 are as follows:

	March 31, 2021	March 31, 2020
Deferred tax assets
Net operating loss carryforwards	$2,113,000	$743,000
Temporary differences	-	-
	2,113,000	743,000
Valuation allowance	(2,113,000)	(743,000)
Total net deferred tax assets	$-	$-

American Robotics, Inc.

Notes to Financial Statements

March 31, 2021 and 2020

Deferred tax assets result primarily from unutilized net operating losses, stock- based compensation, and fixed assets. As of March 31, 2021, the Company has approximately $876,000 in federal net operating loss carryforwards available to offset future taxable income that will begin to expire in 2037 and approximately $9,187,000 in federal net operating loss carryforwards available to offset future taxable income that have an indefinite life. In addition, the company has approximately $9,008,000 in state loss carryforwards available to offset future income.

In assessing the realizability of the Company’s deferred tax assets, management considers whether or not it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income. Management’s assessment is based upon the weight of available evidence, including cumulative losses since inception and expected future losses and as such, management does not believe it is more likely than not that the deferred tax assets will be realized. Accordingly, a full valuation allowance has been established and no deferred tax assets and related tax benefits have been recognized in the accompanying financial statements.

9.	PAYMENT PROTECTION PROGRAM (“PPP”) AND ECONOMIC INJURY DISASTER LOAN (“EIDL”)

On April 21, 2020, the Company executed an unsecured promissory note (the “PPP loan”) for $247,029 through the PPP established under the Coronavirus Aid, Relief, and Economic Security Act, and administered by the United States Small Business Administration (“SBA”). The PPP loan is guaranteed by the SBA. The PPP loan may be forgiven, in whole or in part, if the Company was eligible for the PPP loan at the time of application, used the loan proceeds for eligible expenses within the defined 8 or 24-week period after the PPP loan was disbursed (“covered period”), and otherwise satisfied PPP requirements. The PPP loan was made through Silicon Valley Bank (the “Lender”), has a two-year term, bears interest at 1.00% per annum, and matures on April 21, 2022. If the PPP loan is not forgiven, monthly principal and interest payments are deferred until the end of the covered period.

When it applied for the loan, the Company believed it would qualify to have the loan forgiven under the terms of PPP, and therefore considered the loan to be a conditional government grant. The Company has performed initial calculations for PPP loan forgiveness and expects that the PPP loan will be forgiven in full because 1) the Company has, prior to March 31, 2021, utilized all of the proceeds for payroll and other qualified expenses and 2) upon application for forgiveness in April 2021, Company believes it has complied with other terms and conditions necessary for forgiveness as outlined in the application. Accordingly, the Company has recognized the $247,029 of PPP funding as grant income in April 2020.

The Company submitted the PPP loan forgiveness application on April 30, 2021. Although the Company believes it is probable that the PPP loan will be forgiven, the Company’s application must be evaluated by the lender and SBA before forgiveness is formally granted. Therefore, there is no guarantee that any portion of the PPP loan proceeds will be forgiven, and the Company is legally obligated to repay the PPP loan until such time as legal release is received.

Similarly, on February 2, 2021, the Company executed a second promissory note under round two of the PPP program outlined in detail earlier. The second PPP loan was made through the same lender and has similar terms to the first-round note. The Company recognized $235,846 of grant income related to this note and will apply for forgiveness in July 2021 once the covered period lapses and all funds are utilized.

The Company also received an economic injury disaster loan (“EIDL” ) grant of $10,000 in May 2020. This grant is grouped as part of grant income on the statement of operations.

American Robotics, Inc.

Notes to Financial Statements

March 31, 2021 and 2020

10.	RISK AND UNCERTAINTIES

Management is currently evaluating the impact of the COVID-19 virus on its business operations. While it is reasonably possible that the virus could have a negative impact on the financial condition and results of operations, the specific impact is not readily determinable as of the date of these financial statements.

11.	RELATED PARTY TRANSACTIONS

As of March 31, 2021 and 2020, $-0- and $50,000, respectively, of convertible notes were issued to immediate family members of the Company’s CEO. These notes have the same terms as outlined in Note 5 to the financial statements.

12.	SUBSEQUENT EVENTS

Company is pending a sale of business where the transaction is expected to close during the second quarter of 2021. In anticipation of the sale, the Company was issued a loan for $2,000,000 in exchange for negotiation exclusivity. Loan proceeds are to be used for the production of units and increasing headcount for the duration of the negotiations. Any remaining proceeds at the time of sale, if any, will revert to the new combined entity.

The Company has evaluated subsequent events through May 21, 2021 date the financial statements were available to be issued and has determined that, with the exception of the matter noted above, there were no other events which occurred requiring disclosure in or adjustments to the financial statements.